Management Discussion and

Analysis

For the Nine Months Ended May 31, 2012

As at July 30, 2012

Introduction

The following Management Discussion and Analysis (“MD&A”) of Stellar Biotechnologies, Inc. (the “Company” or “Stellar”) has been prepared by management, in accordance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations as of July 30, 2012 and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the nine months ended May 31, 2012 and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”). The following should also be read in conjunction with the audited financial statements and the related MD&A for the year ended August 31, 2011, and all other disclosure documents of the Company. It should be noted that the audited financial statements for the year ended August 31, 2011 were prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. The Company is presently a “Venture Issuer” as defined in NI 51-102. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com and the Company’s website at www.stellarbiotechnologies.com

All financial information in this MD&A related to fiscal years 2012 and 2011 has been prepared in accordance with IFRS and all dollar amounts are quoted in US dollars, the presentation currency of the Company, unless specifically noted.

To the extent that any statements made in this document contain information that is not historical, these statements are considered forward-looking and are subject to risks and uncertainties.  Actual results, levels of activities, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of research and clinical trials, the uncertainties related to the regulatory process, and the commercialization of the Company’s products thereafter.

The cautionary statements made in this report should be read as applying to forward-looking statements wherever they appear in this report. The Company’s future results could differ materially from those discussed here.  Factors that could cause or contribute to these differences include those discussed under “Risks and Uncertainties”.

Description of Corporate Entity

Stellar Biotechnologies, Inc. (“the Company” or “Stellar”, formerly CAG Capital Inc.) is listed on the TSX Venture Exchange (“the Exchange”) as a Tier 2 issuer under the trading symbol KLH since April 19, 2010 (formerly under CAG.P).  The Company’s head office is located in Port Hueneme, California, USA.

Stellar is a company with biotech and pharmaceutical customers and research partners, $6 million in research having been conducted with US government National Institutes of Health (“NIH”) and National Science Foundation (“NSF”) grants, with a portfolio of intellectual property involving new aquaculture and marine culture processes as well as technology for producing pharmaceutical formulations of Keyhole Limpet Hemocyanin (“KLH”) that sell for $5,000 - $200,000 per gram into the medical, academic and research markets. KLH is an essential component for many cancer vaccines and highly anticipated therapeutic vaccines, including those for lymphoma, sarcoma, small cell lung cancer, Alzheimer’s disease, rheumatoid arthritis, lupus, and Post Traumatic Stress Disorder chemical dependencies.

Global Overview of KLH

The Company’s core activity is production of purified KLH for use in a new class of medicines known as therapeutic vaccines and in immunological research.  The Company is the only company dedicated solely to developing and commercializing KLH products. Demand for its KLH is driven by over a dozen biopharmaceutical companies that have advanced KLH-based therapeutic vaccines in clinical trials for a wide variety of serious chronic diseases.

KLH is a potently immunogenic (i.e. a substance that induces an immune response) high-molecular-weight protein. It offers an ideal carrier molecule for vaccine antigens (i.e., substances that promote the generation of antibodies) against cancers and infectious agents.  The combination of an antigen against specific tumor cell-types, conjugated to the Immunogenic (“IMG”) KLH molecule, is the basis for a proven strategy for a new class of drugs known as therapeutic vaccines.  Potent yet proven safe in humans, KLH is highly prized as a critical component of several important therapeutic vaccines including vaccines for lymphoma, bladder, breast, colon, and other cancers.

The Company is positioned to become the premier worldwide supplier of vaccine-grade KLH.  The commercial prospects of KLH vaccines under development are threatened by one common factor; reliance on KLH from a fragile wild population of M. crenulata, which is found only sporadically in the coastal waters from central California to northern Baja California, Mexico.  There is currently no regulated fishery to protect this limited population from over-exploitation and fishery stocks are being rapidly depleted before a bona fide regulated commercial fishery can be instituted to mitigate the unsustainable harvesting pressure.  With the expected imminent potential approval of KLH-based vaccines, the limited natural population of M. crenulata will not sustain KLH supplies.  We believe that the Company is the only company that has aquaculture and harvesting technology to ensure sustainable supplies.

The Company has developed what is believed to be the world’s only dedicated aquaculture technology and captive, hatchery-reared populations of M. crenulata for sustainable vaccine-grade KLH production.  The Company’s intellectual properties include sophisticated proprietary aquaculture methods, the only patented non-lethal hemolymph extraction process, and proprietary vaccine-grade protein purification methods for production of KLH that meets the specific needs of vaccine developers.

Currently, the Company provides cGMP (current good manufacturing practices) KLH products to the biopharmaceutical and vaccine development markets, with KLH supply contracts in place with two vaccine developers, including one of the world’s largest pharmaceutical companies, and it expects to complete contract negotiations with additional customers in the future.

Company’s Technology

The Company’s proprietary intellectual property includes patent, patent pending and key trade secrets related to sourcing and purifying KLH for medical markets by spawning and maintaining the rare keyhole limpet which is found only in the slender strip of ocean off the coast of northern Baja to central California; non-lethal hemolymph extraction technology for environmentally sustainable production of KLH and highly efficient  manufacturing  methods for the  purification of various formulations of the KLH molecule for use in dynamic pharmaceutical and veterinary markets as a powerful immune stimulant and vaccine carrier protein with a long history of efficacy, safety and low toxicity.

Key Employees

Frank R. Oakes is President, Chief Executive Officer, and Director. Mr. Oakes has 30 years of management experience in aquaculture including a decade as CEO of The Abalone Farm, Inc., during which he led that company through the R&D, capitalization, and commercialization phases of development to become the first profitable and largest abalone producer in the U.S.  He is the inventor of the company’s patented method for non-lethal extraction of hemolymph from the keyhole limpet.  He is the Principal Investigator (“PI”) on the company’s current Small Business Innovation Research (“SBIR”) grant from the National Science Foundation and was PI on the company’s Phase I and II SBIR grants from the NIH’s Centre for Research Resources, and a California Technology Investment Partnership (“CalTIP”) grant from the Department of Commerce.  He has consulted and lectured for the aquaculture industry around the world. Frank received his Bachelor of Science degree from California State Polytechnic University, San Luis Obispo and is a graduate of the Los Angeles Regional Technology Alliance (“LARTA”) University’s management-training program.

Scott Davis is Chief Financial Officer. He is a partner of Cross Davis & Company LLP Certified General Accountants, a firm focused on providing accounting and management services for publicly-listed companies. His experience includes CFO positions of several companies listed on the TSX Venture Exchange, and his past experience consists of senior management positions, including three years at Appleby as an Assistant Financial Controller. Prior to that, he spent two years at Davidson & Company LLP Chartered Accountants as an Auditor, five years with Pacific Opportunity Capital Ltd. as an Accounting Manager, and two years at Jacobson Soda and Hosak, Chartered Accountants.

Darrell Brookstein is Executive Vice President, Corporate Development & Finance, Corporate Secretary and Director.  He was Managing Director of The Nanotech Company, LLC.  He has founded and been CEO of multiple investment firms in diverse fields and has published books and newsletters on investing in cutting-edge technology and natural resource finance.  He is a graduate of Duke University.

Herbert S. Chow, Ph.D. is Vice President - Product Development.  Dr. Chow has held key business management and product development positions in new biologic devices, clinical diagnostic and consumer diagnostic markets.  He held key senior management positions with start-up biotechnology companies, as well as international pharmaceutical companies Abbott Labs and Johnson & Johnson.  Dr. Chow earned his BS in Microbiology and Immunochemistry at Ohio State University and his Ph.D. in Immunopathology at the University of Illinois.

John S. Sundsmo, Ph.D. is Vice President, Research & IP Management   He has had leadership positions in biopharmaceutical companies including Collagen Corporation, Triton Biosciences/Royal Dutch Shell, Viagene, International Medical Innovations, TransCell Therapeutics and PrimeGen Biotech.  He was an Intellectual Property attorney with Christensen, O’Connor (Seattle) and Weiss, Jensen (Seattle/Portland).  He earned his Ph.D. in Microbiology/Immunology at the University of Washington.

Catherine Brisson, Ph.D. is Director of Quality Assurance & Regulatory Affairs.  Dr. Brisson has extensive experience in the biotech, pharmaceutical and medical device arenas with cross-functional expertise in Quality Assurance and Regulatory Affairs providing leadership and direction over cGMP, GLP & GCP operations in a clinical development and commercial setting. She has held key positions in Quality Control, Validation and Product/Process Development areas with start-up biotechnology companies, as well as an international pharmaceutical company, Sicor Pharmaceuticals, Inc.  Dr. Brisson earned her BS in Chemistry at North Carolina State University and her Ph.D. in Organic Chemistry at the University of North Carolina.

Corporate Goals and Objectives

The Company’s goal is to execute its business strategy:

1.

Produce, maintain and develop keyhole limpets through key intellectual property (“IP”).

2.

Continuously advance key IP to extract, purify and formulate KLH profitably, while increasing the number and maintaining the good health of the essential source animals.

3.

Market and sell the Company’s formulations of KLH and use consistent efforts to expand markets, promote the use of KLH within the academic, research, pharmaceutical, biotech and medical diagnostic markets.

4.

Alone and in partnership with others, develop and sell as many proprietary KLH-based products as possible for the medical diagnostic and therapeutic markets.

Since our report in April 2012, Stellar has continued to make significant progress on many important fronts and continues to advance our corporate mandate and achieve goals for long-term shareholder benefit.

Grants and Non-Dilutive Funding

We remain active in the pursuit of opportunities through grant programs that offer non-dilutive funding for research and business development for projects that align directly with the Company’s strategic pathway. In December 2010, the Company announced a $99K award from the National Science Foundation through the prestigious Technology Enhancement for Commercial Partnerships (“TECP”) program.  This grant was further expanded in August 2011 through a $499K Phase IIB supplement award from NSF to continue funding for Stellar’s SBIR research for two additional years.  These awards increased the total NSF SBIR grant funding for Aquaculture technology development to a total of more than $1,000,000.

Corporate Milestones

The Company continues to make progress on the final two of three milestones disclosed in our Qualifying Transaction documents in 2010. We expect to announce positive results on achieving both goals in 2012.  Stellar has also moved quickly to develop its suite of diagnostic products and in April 2012 we announced the launch of the first suite of 6 preclinical ELISA (enzyme-linked immunosorbent assays) test kits targeted for the immunotoxicity drug development markets.

Business Development

In April 2012 The Company  announced that it had entered into an agreement with the University of Guelph (Ontario, Canada) under which the University has granted Stellar an exclusive option to license a patent pending technology for the development of a vaccine candidate against Clostridium difficile infection (“CDI”).   Clostridium difficile is a major and growing cause of mortality and morbidity in hospitalized patients. CDI-related treatments in the U.S. and European countries are estimated at more than $7 billion a year.  This agreement accentuates Stellar’s commitment to a strategy of acquiring promising vaccine candidates as well as other infectious disease targets that may work synergistically with Stellar’s KLH platform, and have potential to address serious, unmet global clinical needs.

 During October 2011, Stellar entered into an exclusive manufacturing and supply agreement with Life Diagnostics (www.lifediagnostics.com). Life Diagnostics is a leader in the manufacture and sale of ELISA kits, purified biomarkers and antibodies for cardiovascular, inflammation, immunotoxicity and immunology research. Under the agreement, Life Diagnostics will utilize Stellar’s high-quality KLH to develop and manufacture Stellar brand KLH ELISA test kits for the detection of anti-KLH antibodies, for use in the growing immunotoxicity and immunology research markets.  The launch of Stellar KLH™ ELISA Test Kits occurred in April 2012.

This collaboration is expected to meet the increasing need among pharmaceutical researchers for improved test sensitivity, product consistency and analytical performance. Stellar will supply all aquaculture-derived KLH required for production of the ELISA test kits. Life Diagnostics will manufacture the ELISA test kits, and will work closely with Stellar in the commercial marketing and sale of these products. Initially, the agreement covers six different Stellar KLH™ ELISA products.

In May 2011 Stellar entered into an agreement for marketing and sales with SAFC®, a business unit of Sigma-Aldrich (NASDAQ: SIAL) a global leader in biopharmaceutical contract manufacturing. Under the agreement, Stellar will produce KLH commercial intermediate and SAFC will sell, distribute and market cGMP-grade HMW KLH (high molecular weight keyhole limpet hemocyanin) that uses only Stellar aquaculture-derived KLH for applications in therapeutic vaccines.

This collaboration is expected to increase access to a scalable source for KLH, a critical immunostimulatory vaccine carrier protein that will enable the transition from clinical research to commercialization of conjugate vaccine platforms, while managing costs and the risk of supply constraints faced by suppliers that rely on the exploitation of the critically limited natural resource.   In September 2011, we announced that the Company received the first purchase order for KLH under this agreement, for a low six figure US$ amount.

In December 2010, we announced the exclusive in-licensing of Bayer intellectual property we developed jointly with Bayer Innovation GmbH (“BIG” or “Bayer”) as an outgrowth of our previous joint development agreement.  In May 2011 we met with Bayer and another company in Germany to explore opportunities to broaden the relationship to include possible future products.  During the second quarter of fiscal year 2012, we completed a successful cGMP manufactured lot of KLH20-MV using the method jointly developed under the collaborative agreement.  The Company is planning to amend its DMF to reflect the optimized manufacturing method.

With guidance received during its first Pre-Investigational Device Exemption (“Pre-IDE”) meeting with the U.S. Food and Drug Administration (“FDA”) in May 2011, Stellar is continuing the pre-clinical testing of its KLH products to develop the essential safety and efficacy data needed to execute the Company’s regulatory strategy for approval of its diagnostic product for human use.   If approved in the future, this product platform has the potential to dramatically increase the use of Stellar KLH.

Team and Physical Plant Additions/Changes

To meet corporate objectives, Stellar has grown dramatically. From 6 employees in April 2010, to a dozen by the end of 2010; we are now a dedicated team of 20 and occupy an additional 4,000 sq. ft. of corporate space 600 yards from the gate to our aquaculture and lab facilities on our government-secured harbour facility, as well as additional lab and clean-room manufacturing space.

U.S. Stock Listing and Shareholders Rights Plan

In February 2012 Stellar filed its 20F with the SEC and it became “effective” on April 4, 2012. This means that Stellar is now a fully-reporting public company to the U.S. Securities & Exchange Commission. While we have just begun to introduce our investment merits to U.S. institutional and professional life sciences investors, private equity and early stage micro-cap funds, etc., we will be allowed to list our shares with a new symbol for trading on the Bulletin Board, and approach retail brokers and investors after we “clear comment” with the SEC. We would be pleased to see that happen over the next 2 months.

During February 2012, the Company was listed on the Frankfurt Stock Exchange (FSE) as a way to broaden our shareholder base and awareness in Germany and Europe.

The Company adopted a Shareholder Rights Plan effective December 13, 2011, which was ratified and approved by shareholders at its Annual General Meeting held in January 2012.

Aquaculture

In 2011 the Company completed expansion of its hatchery facility for production on keyhole limpet larvae at its Port Hueneme facility, and has implemented production of limpets at a scale suitable to support multiple culture sites.  The Company completed negotiation of a term sheet with a regional aquaculture producer for additional culture capacity to accommodate the increase in hatchery production and to geographically diversify some of the keyhole limpet population.  The Company is now conducting the studies required by the California Department of Fish and Game (“CDFG”) to certify the Port Hueneme hatchery facility for transport and stocking of limpets throughout the state of California. It is expected that this will expand our competitive advantage in this field, with newly implemented technology developed under our NSF grant for the production of limpets in numbers far  beyond what we believe could be available from any other source. We remain confident that we have the only renewable, sustainable, aquaculture-based supply source for the important immunogenic protein carrier, cGMP-grade KLH, and are unaware of any other company with the licenses permits, facilities or intellectual property to compete with us in this arena.

Corporate Development

We are currently looking to expand the board of directors and also to fill the board vacancy created in February 2012 upon the death of one of our directors.  Our website has changed significantly to reflect our evolving market focus. We encourage you to visit our site and sign up to be on our list to receive regular updates by visiting http://www.stellarbiotechnologies.com/contact/request_info/.

The Stellar team looks forward to the future with great enthusiasm and the expectation that we will continue to achieve the corporate goals and business objectives that bring value to the Company and to serve the interests of our shareholders, partners, customers and employees.

As described below, the Company has continued to make significant progress towards the business objectives and product development milestones defined in the filing Statement issued in respect to the Qualifying Transaction.

Fiscal 2011-12 Objectives	Status
Improve strength of regulatory filings to provide customer support	The Company updated its Drug Master File (“DMF”) with the FDA and on May 10, 2011 held a Pre-IDE meeting with FDA’s Office of In Vitro Diagnostic Device Evaluation and Safety.
Complete development agreement objectives for process optimization for Subunit product KLH 20M	The Company met this objective and has acquired world-wide rights to the optimized method and successfully transferred the method to its contract manufacturer.
Complete process development for new product IMG KLH (now assigned Product Code KLH-01HV)

In the first quarter of the 2012 fiscal year the Company completed transfer of its manufacturing methods and produced its first lot of cGMP grade KLH-01HV, completing this corporate milestone. The Company is now filling the first commercial orders for this new product, packaged in individual dose containers and sold at premium pricing for the immunodiagnostic market.

Initiate Preclinical testing of IMG KLH (now assigned Product Code KLH-01HV)

Preclinical testing of the IMG KLH formulation was initiated in September 2011 and the first studies were completed in November 2011 with positive results.  Preclinical testing needed to support regulatory filings continues. A Drug Master File with the FDA for this product will be sought during 2012.

Continue strengthening of aquaculture Intellectual Property

In December 2011 the company announced completion of the expansion of its hatchery facility in Port Hueneme, CA in anticipation of increases in demand for its keyhole limpet hemocyanin (KLH) products. This expansion will increase the Stellar’s future KLH production capacity to in excess of 20,000 grams of KLH annually. Stellar estimates total current worldwide KLH usage at approximately 2,000 grams per year.

a)

On September 12, 2011, the Company announced an agreement for strategic business planning advisory services with LifeTech Capital, including issues related to input on market landscape, as well as strategic business and product planning.

b)

On September 20, 2011, the Company announced the first purchase order from Sigma-Aldrich under terms of the marketing and sales agreement between the Company and Sigma-Aldrich’s SAFC® division.

d)

On September 26, 2011, the Company announced that ongoing discussions with a major biotechnologies company have advanced to the negotiation of a Material Transfer Agreement for use of the Company’s KLH in joint research into the functional characterization of various preparations of KLH.

e)

On September 26, 2011, the Company announced it granted 5000 stock options exercisable at CDN$0.50 for a period of seven years under the Company’s Share Option Plan.

f)

On October 26, 2011, the Company announced an exclusive manufacturing and supply agreement with Life Diagnostics, a leader in manufacture and sale of ELISA kits.  Under the agreement, Life Diagnostics will utilize the Company’s high-quality KLH to develop and manufacture Stellar KLH™ ELISA test kits for the detection of anti-KLH antibodies, for use in the growing immunotoxicity and immunology research markets.

g)

On November 2, 2011, the Company announced plans to file Form 20-F registration statement with the SEC as first step to expose US stockbrokers to the Company.  A draft Form 20-F registration statement application was filed with the SEC during February 2012 and it became “effective” on April 4, 2012. This means that Stellar is now a fully-reporting public company to the U.S. Securities & Exchange Commission.  The Company is now in the process of “clearing comment” with the SEC.

h)

On December 6, 2011, the Company announced completion of a major expansion of its keyhole limpet hatchery facility in anticipation of increases in demand for KLH products.

i)

On December 22, 2011, the Company announced it granted 80,000 stock options exercisable at CDN$0.40 for a period of seven years under the Company’s Share Option Plan.

j)

On January 18, 2012, the Company announced that is has retained TheBiotechPanel, Inc., a Florida-based company specializing in financial and investor relations and communications focused on Europe, to provide the Company with investor relation services.  TheBiotechPanel, Inc. will assist the Company in fostering productive, continuing dialogues with analysts, brokers, investors and other financial professionals.

k)

On February 16, 2012, the Company announced it granted 5,000 stock options exercisable at CDN$0.42 for a period of seven years under the Company’s Share Option Plan.

l)

On February 28, 2012, the Company announced that it was recently listed on the Frankfurt Stock Exchange (FSE), and will trade under the symbol RBT.F (WKN A1C5EH).

m)

On March 16, 2012, the Company announced that due to unforeseen personal and business circumstances in Europe, The Biotech Panel, Inc. is not able to provide IR/PR services for the Company and the companies have severed their relationship amicably.

n)

On March 16, 2012, the Company announced that it has received approval from the TSX Venture Exchange to amend the terms of 1,500,000 share purchase warrants by extending the expiry date of the warrants by twelve months from March 28, 2012 to March 28, 2013.

o)

On April 3, 2012, the Company announced the launch of Stellar KLH™ ELISA Test Kits.  These new assay kits are designed for the rapid, quantitative measure of anti-KLH antibodies in serum or plasma samples.  The Company’s product launch includes six different kits to measure either IgG or IgM antibodies in a range of preclinical models.

p)

On April 10, 2012, the Company announced that it has entered into an agreement with the University of Guelph (Ontario, Canada) for the exclusive option to license technology for the development of a vaccine candidate against Clostridium difficile infection (“CDI”).  CDI is a major and growing cause of mortality and morbidity in hospitalized patients.

q)

On April 13, 2012, the Company announced it granted 1,279,600 stock options exercisable at CDN$0.42 for a period of seven years under the Company’s Share Option Plan.

r)

On April 25, 2012, the Company announced the launch of KLH Site™ at www.klhsite.com, the first web site dedicated to scientific and clinical information on the use of Keyhole Limpet Hemocyanin protein.  KLH Site™, sponsored by the Company, is a knowledge base that provides KLH information from around the world, in one convenient place.  KLH site™ offers links to biomedical literature and clinical studies, news of KLH-enhanced vaccine development, and useful information on KLH biochemistry and manufacture.

s)

On April 26, 2012, the Company announced it granted 50,000 stock options exercisable at CDN$0.42 for a period of seven years under the Company’s Share Option Plan.

t)

On June 19, 2012, the Company announced it granted 90,000 stock options exercisable at CDN$0.29 for a period of seven years under the Company’s Share Option Plan.

Liquidity and Capital Resources

The Company has incurred significant losses and has an accumulated deficit of $9,582,828 as at May 31, 2012 (August 31, 2011 - $6,934,054; September 1, 2010 - $1,055,365).

The Company had a cash position on May 31, 2012 of $1,954,398 (August 31, 2011 - $4,145,492; September 1, 2010 - $2,003,296) and working capital of $1,664,804 (August 31, 2011 - $4,061,980; September 1, 2010 - $2,174,121).

During the period ended May 31, 2012, the Company issued 2,318,600 shares upon the exercise of warrants for gross proceeds of $830,715 and 100,000 shares upon exercise of options for gross proceeds of $27,950.

In the past the Company has financed its cash requirements primarily through a combination of commercial sales, contract income, grant revenues and equity private placements.

The Company expects to finance its future expenditures through revenues from commercial sales, contract income, grant revenues, and by using cash from private placements.  The Company is confident that it will achieve these revenues and cash flows, however, these events are dependent upon certain factors outside of the Company’s control.  If not achieved, the Company may be required to obtain additional financing or curtail its development activities and operations.

Results of Operations

For the Nine Months Ended May 31, 2012

The Company had a net loss of $2,648,774 for the nine months ended May 31, 2012 as compared to a net loss of $6,617,135 for May 31, 2011.  This was a decrease in loss of $3,968,361 over the prior year which can be mainly attributed to:

•

Commercial sales of $123,425 (2011 - $17,038) due to a large sale of KLH during the period ended May 31, 2012.

•

Grant revenue of $68,351 (2011 - $594,862) due to non-recurring IRS grants during the period ended May 31, 2011.

•

Salaries, wages and benefits of $777,093 (2011 - $635,593) due to an increase in the number of employees and salary increases consistent with the Board’s compensation policy in order to have appropriate staffing to work toward Company goals.

•

Research and development of $1,350,293 (2011 - $999,332) due to increase in R&D activities to work toward Company goals, including our pre-clinical study for proof of concept for the CDI program that was initiated in April 2012.

•

Share-based payments of $557,097 (2011 - $3,956,416) The Company granted 1,419,600 (2011 - 225,000) stock options using the Black-Scholes option pricing model.  Share based payments are recognized over the vesting periods using graded vesting.  During the nine months ended May 31, 2011 the Company issued 3,333,335 shares (issued at a value of $3,400,000) of the Company to the individuals named in the Performance Share Plan for reaching its first performance share milestone.

•

Loss recovery of $105,000 (2011 – $Nil) due to recovery of the value of KLH which had been damaged by vendor.

•

As a result of having exercise prices denominated in other than the Company’s functional currency, the Company’s warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with adjustments to fair value recognized through the statements of consolidated loss. Fair values are based on Black-Scholes option pricing model. During the nine months ended May 31, 2012, there was a gain on fair value of warrant liability of $1,219,720, while the same period in 2011 had a loss on fair value of warrant liability of $578,036. The gain in the current period is a reflection of the Company’s share price decreasing from August 31, 2011 to May 31, 2012, while the loss in the prior period was caused by share price increasing from August 31, 2010 to May 31, 2011.

For the Three Months Ended May 31, 2012

The Company had a net loss of $1,125,813 for the three months ended May 31, 2012 as compared to net income of $2,591,876 for May 31, 2011.  This was a decrease of $3,717,689 over the prior year which can be mainly attributed to:

•

During the three months ended May 31, 2012, there was a gain on fair value of warrant liability of $244,568, while the same period in 2011 had a gain on fair value of warrant liability of $3,907,710. The gain in the current period is a reflection of the Company’s share price decreasing from February 29, 2012 to May 31, 2012, while the gain in the prior period was caused by share price decreasing from February 28, 2011 to May 31, 2011.

Summary of Quarterly Results

The table below presents selected financial data for the Company’s most recently completed quarters.

(In $000’s except per share data)

Financial results	2012			For the Years Ended August 31, 2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	IFRS*	IFRS*	IFRS*	IFRS*	IFRS*	IFRS*	IFRS*	Canadian GAAP
Revenues	$ 43	$ 58	$ 135	$ 40	$ 42	$ 545	$ 70	$ 545
Net income (loss) for period	(1,126)	(845)	(678)	738	2,592	(3,064)	(6,145)	295
Income (loss) per share	(0.03)	(0.02)	(0.02)	0.02	0.06	(0.08)	(0.20)	(0.04)
Balance sheet data
Cash and cash equivalents	1,954	2,945	4,075	4,145	5,099	6,014	6,451	2,003
Assets	2,512	3,478	4,830	4,757	5,715	6,611	7,016	2,893
Shareholders' equity	2,027	2,806	3,691	3,070	2,251	(872)	(2,142)	2,472

* These amounts have not been audited.  Please refer to Note 15 in the unaudited condensed interim consolidated financial statements for the nine-month period ended May 31, 2012 for a reconciliation of Canadian GAAP to IFRS.

Transactions with Related Parties

For the period ended May 31, 2012, the Company had the following transactions with related parties:

	Salary and Benefits	Consulting	Director Fees	Professional Fees	Accounts Payable
Frank Oakes - Director & Officer	$ 201,495	$ -	$ 8,500	$ -	$ -
Dorothy Oakes - Relative of Director & Officer	76,170
Darrell Brookstein - Director & Officer	209,841		5,000
Daniel Morse - Director & Officer	16,667	35,383	5,000		13,800
Malcolm Gefter - Director		9,000	5,330
David Hill - Director			13,500
Harvey Wright - Former Director			350
Scott Davis - Officer				48,626
	$ 504,173	$ 44,383	$ 37,680	$ 48,626	$ 13,800

For the period ended May 31, 2011, the Company had the following transactions with related parties:

	Salary and Benefits	Consulting	Director Fees	Professional Fees	Accounts Payable
Frank Oakes - Director & Officer	$ 219,947	$ -	$ -	$ -	$ -
Dorothy Oakes - Relative of Director & Officer	53,439
Darrell Brookstein - Director & Officer	175,187
Daniel Morse - Director & Officer	38,563	17,750
Malcolm Gefter - Director		9,000	3,000
Benjamin Catalano – Former Director		2,000
Scott Davis – Officer				11,250
Kerry Beamish - Former Officer				10,500
	$ 487,136	$ 28,250	$ 3,000	$ 21,750	$ -

The share-based payments to directors, family members of directors and officers of the Company during the nine months ended May 31, 2012 was $379,282 (2011 - $201,326). Share-based payments are the fair value of the options granted.

On August 14, 2002, the Company entered into an agreement to pay royalties to an officer in exchange for assignment of patent rights to the Company.  The royalty is 5% of gross receipts in excess of $500,000 annually from products using this invention.  The Company’s current operations utilize this invention.  The royalties for the period ending May 31, 2012 were $Nil (2011 - $Nil).

Commitments

The Company leases three buildings and facilities under sublease agreements with the Port Hueneme Surplus Property Authority.  On September 1, 2010, the Company exercised its option to extend the three buildings and facilities sublease agreements.  The monthly base rents total $7,071 effective November 1, 2010, for a term of 5 years with rents adjusted by the CPI index every November 1st.

The Company also leases office facilities effective July 1, 2011 to June 30, 2014.  Rent is $5,126 per month with 3% cost of living increases each year.

Future minimum lease payments as at May 31, 2012 are as follows:

	May 31, 2012	August 31, 2011
For The Year Ending August 31,
2012	$ 36,900	$ 146,676
2013	148,531	148,531
2014	139,328	139,328
2015	84,852	84,852
2016	14,142	14,142

	$ 423,753	$ 533,529

Rent expense on these lease agreements for the nine months ended May 31, 2012 was $128,376 (2011 - $74,913).

The Company has purchase order commitments totalling approximately $81,000 at May 31, 2012, for contract manufacturing organizations and consultants (August 31, 2011 - $184,000; September 1, 2010 - $117,000).

The Company has commitments under certain supply agreements with customers for fixed prices per gram on a non-exclusive basis except within that customer’s field of use.  Two of the agreements automatically renew each January unless terminated in writing by either party.  One agreement has a term through June 2013 and then extends for an additional one-year term with written agreement.

Investor Relations

In addition to internal investor relations and corporate development personnel, the Company contracted the services of an investor relations firm, Maximus Strategic Consulting Inc., through September 2011 in order to increase exposure to North American and European retail brokers, institutions and investors.  Beginning in January 2012, the Company contracted the services of TheBiotechPanel, Inc., a comprehensive investor relations provider specializing in financial and investor relations and communications focused on Europe.  The term of the agreement is for six months, however it was discontinued in March 2012.

Financial Instruments and Risks

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, currency risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the items included in share capital as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at May 31, 2012, the Company does not have any debt and is not subject to externally imposed capital requirements.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate as a result in market interest rates.  The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions included in the Company’s cash and cash equivalents are subject to a floating rate of interest.  The interest rate risks on cash are not considered significant.

Foreign Exchange Risk

The Company incurs operating expenses and capital expenditures mostly in US dollars, with some operating expenses incurred in Canadian dollars which are subject to foreign currency fluctuations. The fluctuation of the US dollar in relation to Canadian dollars will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At May 31, 2012, the US dollar was equal to 1.02645 Canadian dollars.  The currency risk is considered to be insignificant.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable.  Management’s assessment of the Company’s credit risk for cash and cash equivalents is low as cash and cash equivalents are held in financial institutions believed to be credit worthy.  The Company limits its exposure to credit loss by placing its cash with major financial institutions and invests only in short-term obligations.

Approximately 93% of the Company’s commercial sales and contract income during the period ended May 31, 2012 were from two customers (2011 - 91% from one customer). All of the grant revenue during the period ended May 31, 2012 was received from NSF (2011 – 82% from IRS grants and 18% from NSF).

Approximately 32% of the Company’s accounts receivables at May 31, 2012, were from two customers (August 31, 2011 - 19% from two customers, September 1, 2010 - 83% from two customers), Nil% were from the NSF grants (August 31, 2011 - 75%, September 1, 2010 - 16%), and 63% from HST refund (August 31, 2011 – 6%, September 1, 2010 – 1%).

While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote.  The Company estimates its maximum credit risk for accounts receivable at the amount recorded on the balance sheet.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations.  As at May 31, 2012, the Company had a cash and cash equivalents balance of $1,954,398 (August 31, 2011 - $4,145,492, September 1, 2010 - $2,003,296) to settle current liabilities of $367,844 (August 31, 2011 - $159,137, September 1, 2010 - $420,610).

Fair Value

The fair value of the Company’s financial instruments is believed to equal the carrying amounts due to the short terms to maturity.

Fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:

Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:

Valuations based on directly or  indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1  prices such  as quoted interest or  currency exchange rates;  and

Level 3:

Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company’s fair value of cash and cash equivalents under the fair value hierarchy is measured using Level 1 inputs and fair value of the warrant liability is measured using Level 2 inputs.

Risks and Uncertainties

Before making an investment decision with respect to the Company’s common shares, investors should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into the annual report for the fiscal years ended August 31, 2011, 2010 and 2009.

The primary risks that may affect the Company during this fiscal year are summarized below.  If any of the following risks occur, the Company’s business, results of operations or financial condition could be materially adversely affected:

•

The Company expects to continue to experience losses as a result of its ongoing research. It is difficult to estimate the timing and future costs of its research and development programs.

•

The Company does not currently have backup manufacturing capacity for some of its key products.

•

The loss of a key supplier of certain raw materials could have a material adverse effect on the Company’s business and financial condition.

•

The Company may not achieve its projected development goals in the timeframes it announces and expects.

•

Rapid technological change could make the Company’s products obsolete.

•

The Company faces uncertainties related to regulatory approval which could result in delays in product commercialization in certain territories.

•

Even if the Company obtains marketing approval, its products will be subject to ongoing regulatory review.

•

The Company’s products, if approved, may fail to achieve market acceptance.

•

Development of drugs can be costly and require years of research and development activities.

•

If the Company cannot raise additional capital on acceptable terms, it may delay or be unable to pursue further development of its product portfolio, obtain regulatory approvals or commercialize its product candidates.

•

If the Company is unable to protect its intellectual property rights, its competitors may develop and market products with similar features that may reduce demand for its products and the effective commercialization of its products may be inhibited.

•

The Company may become involved in lawsuits with respect to collaborations or protection or enforcement of its patents that would be expensive and time consuming.

•

If third-party manufacturers of the Company’s products fail to devote sufficient time and resources to its concerns, or if their performance is substandard, clinical trials and product introductions may be delayed and its costs may rise.

•

The Company may not be able to manufacture its products in commercial quantities, which would prevent it from marketing its products.

•

The Company may not be able to successfully achieve its goals.

•

The Company has international partners that expose it to additional business risks.

•

The Company may incur losses associated with foreign currency fluctuations.

•

The Company is subject to the risk of product liability claims, for which it may not have, or be able to obtain, adequate insurance coverage.

•

Future sales of common shares by the Company or its existing shareholders may cause its share price to fall.

•

The Company has never paid dividends on its common shares, and it does not anticipate paying cash dividends in the foreseeable future.

Transition to International Financial Reporting Standards (“IFRS”)

Please refer to the May 31, 2012 unaudited condensed interim consolidated financial statements on www.SEDAR.com for details on the Company’s transition to IFRS.

•

Note 3 – Significant Accounting Policies

•

Note 15 – First Time Adoption of IFRS

Management’s Responsibility for Financial Statements

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Internal Controls Over Financial Reporting

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Lack of optimal segregation of duties has been observed due to the relatively small size of the Company, but management believes that these weaknesses have been adequately mitigated through management and director oversight.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of Stellar has approved the condensed interim consolidated financial statements and the disclosure contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Other MD&A Requirements

Additional information is available on the Company’s website at www.stellarbiotechnologies.com or on SEDAR at www.SEDAR.com.

Forward Looking Information

This MD&A contains certain forward-looking statements and information relating to the Company that are based on the beliefs of our management as well as assumptions made by and information currently available to us.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to our company or our management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued research and development of our products. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or our achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

The Company does not believe it has any significant forward-looking information to report as at July 30, 2012.

Outstanding Shares, Warrants And Stock Options

As at July 30, 2012, the Company had the following outstanding:

•

44,100,432 common shares

•

Warrants:

CDN Exercise Price	Number of Warrants	Expiry Date

CDN $
$1.15	6,213,000	November 14, 2012
$0.60	345,600	November 14, 2012
$0.50	1,500,000	March 28, 2013
	8,058,600

•

Stock options:

CDN Exercise Price	Number of Options	Expiry Date

$0.28	2,281,667	April 9, 2017
$0.25	55,000	May 17, 2017
$0.28	70,000	June 17, 2017
$0.28	20,000	June 28, 2017
$0.28	70,000	July 13, 2017
$0.64	70,000	October 25, 2017
$1.00	60,000	February 10, 2018
$1.00	23,333	March 8, 2018
$0.65	1,329,600	August 8, 2018
$0.50	5,000	September 26, 2018
$0.40	80,000	December 22, 2018
$0.42	5,000	February 16, 2019
$0.42	1,279,600	April 13, 2019
$0.42	50,000	April 26, 2019
$0.29	90,000	June 18, 2019

	5,489,200

Contingencies

There are no contingent liabilities.

Proposed Transactions

There are no proposed transactions that have not been disclosed herein.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual reports could differ from management’s estimates.

CORPORATE DATA

July 30, 2012

HEAD OFFICE

Stellar Biotechnologies, Inc.

332 E. Scott Street

Port Hueneme, CA 93041 USA

Tel:   (805) 488-2147

Fax:  (805) 488-2889

Canadian Regulatory Address

1868 King George Boulevard

South Surrey, BC, V4A 5A1

Canada

Tel:  604-306-8854

Fax: 604-535-4454

REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.

3rd floor, 510 Burrard Street

Vancouver , B. C.,

Canada V6C 3B9

SOLICITOR

McMillan LLP

1500 – 1055 West Georgia Street

Vancouver, BC V6E 4N7

Tel:  604-691-7452

Fax: 604-691-7356

AUDITORS

D & H Group LLP

Chartered Accountants

10th floor, 1333 West Broadway
Vancouver, BC V6H 4C1

Tel:  604-731-5881

Fax: 604-731-9923

info@dhgroup.com

DIRECTORS, OFFICERS AND KEY EMPLOYEES

Frank Oakes

Darrell Brookstein

Daniel E. Morse, Ph.D

David L. Hill, Ph.D

Malcolm Gefter, Ph.D

Scott Davis

Herbert S. Chow, Ph.D

John S. Sundsmo, Ph.D

Catherine Brisson, Ph.D

President, CEO and Director

Executive VP Corporate  Development & Finance,

Corporate Secretary and Director

Director

Director

Director

Chief Financial Officer

VP Product Development

VP Research & IP Management

Director of Quality Assurance and Regulatory Affairs

INVESTOR CONTACTS Darrell Brookstein Tel: (805) 488-2800 ext. 103 Email: dbrookstein@stellarbiotech.com
LISTING TSX Venture Exchange Trading Symbol: KLH CUSIP #: 85855A104